Exhibit 99.11

Summary of U.S. Federal Income Tax and Canadian Federal Income Tax Consequences

For shareholders holding Class 2 (Canadian, non-voting) and Class 4 (Canadian, voting) shares, there are no federal income tax consequences under U.S. or Canadian tax laws, as there are no substantive changes being undertaken to those shares.

The following discussion summarizes the advice we have received respecting certain U.S. federal income tax and Canadian federal income tax considerations of the plan of arrangement.

a)	U.S. Federal Income Tax Consequences

Qualifications

TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY FEDERAL TAX ADVICE CONTAINED HEREIN IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY ANY TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED UNDER THE INTERNAL REVENUE CODE; (B) THE ADVICE IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTION OR THE MATTERS ADDRESSED HEREIN; AND (C) THE TAXPAYER SHOULD SEEK ADVICE BASED ON THE TAXPAYER’S PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

The following discussion summarizes certain U.S. federal income tax considerations of the plan of arrangement to current holders of Class 1 shares (U.S. non-voting) and Class 3 shares (U.S. voting) (“Participants”) who will become participants in the employee share ownership plan (“Plan”). This discussion is based on U.S. federal income tax law as in effect on the date hereof, which is subject to change or differing interpretations (possibly with retroactive effect). This discussion does not address all of the U.S. federal income tax consequences that may be relevant to a Participant in light of a Participant’s particular circumstances. This discussion is limited to Participants who hold their Class 1 and Class 3 Shares, and will hold their Class 1 and Class 3 Shares as well as their Class 5 and Class 6 Shares, as a capital asset for U.S. federal income tax purposes (generally, an asset held for investment). No ruling has been or will be obtained from the Internal Revenue Service (“IRS”) regarding any matter discussed below. Thus, no assurance can be given that the IRS will not assert, or that a court would not sustain, a contrary position to any of the tax aspects set forth below. The following discussion is not intended to be, nor should it be construed as being, legal or tax advice to any particular person. Participants must consult their own tax advisor as to the U.S. federal income tax consequences of the plan of arrangement, as well as the effects of state, local and non-United States tax laws.

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PCLEH will receive an opinion of Skadden, Arps, Slate, Meagher, & Flom LLP (“Skadden Arps”) as to certain U.S. federal income tax aspects of the Proposal. Each Participant should be aware that an opinion of counsel is not binding on the IRS or any court. Accordingly, no assurance can be given that the IRS would not assert, or that a court would not sustain, a contrary position. The opinion of Skadden Arps is based on various representations and assumptions relating to, among other things, the Plan’s organization, operation, assets and activities, including the assumption that the Plan, at all times, has operated and will continue to operate in accordance with the governing Plan document and no adverse change in applicable law. Skadden Arps has no obligation to advise PCLEH, the Plan, the Administrator or any Participant of any subsequent change in the matters stated, represented or assumed or of any subsequent change in the applicable law.

Advice

Treatment of the Plan

Each Participant will be treated as the owner of the Class 5 and Class 6 Shares held by the Administrator for such Participant pursuant to the Plan for U.S. federal income tax purposes.

Amendment of Class 1 and Class 3 Shares

No gain or loss will be recognized for U.S. federal income tax purposes by PCLEH or by any owner of Class 1 and Class 3 Shares as a result of the amendment of the Class 1 and Class 3 Shares to make these shares convertible into the new Class 5 and Class 6 Shares at PCLEH’s discretion.

Conversion of Amended Class 1 and Class 3 Shares into Class 5 and Class 6 Shares

No gain or loss will be recognized for U.S. federal income tax purposes by PCLEH or by any owner of amended Class 1 and Class 3 Shares as a result of the conversion of amended Class 1 and Class 3 Shares into the new Class 5 and Class 6 Shares.

Tax Attributes of Class 5 and Class 6 Shares and Dividend Payments on and Redemptions of Class 5 and Class 6 Shares

Each Participant will be treated for U.S. federal income tax purposes as the owner of the Class 5 and Class 6 Shares held by the Administrator. Accordingly, a Participant’s tax basis and holding period in Class 5 and Class 6 Shares received by such Participant upon conversion of the Participant’s amended Class 1 and Class 3 Shares will be the same as such Participant’s tax basis and holding period in the Participant’s existing Class 1 and Class 3 Shares, and dividend payments on and redemptions of the Participant’s Class 5 and Class 6 Shares will be treated the same for U.S. federal income tax purposes as dividend payments on and redemptions of such Participant’s existing Class 1 and Class 3 Shares.

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Subsequent Acquisitions of Plan Interests

A Participant’s subsequent acquisition of Plan interests will be treated for U.S. federal income tax purposes as if the Participant acquired the Class 5 or Class 6 Shares directly.

Conversion Features of Class 5 and Class 6 Shares

Employees of the PCL companies may only hold Class 5 and Class 6 Shares. There are potential circumstances under which these Shares might come to be owned by a person other than a PCL employee. As a result, the Class 5 and Class 6 Shares contain a conversion feature that automatically converts or permits PCLEH to convert these Shares into Class 7 and Class 8 Shares if someone other than a PCL employee owns them (a “Termination Conversion”). No gain or loss will be recognized for U.S. federal income tax purposes by PCLEH or such a person upon such person’s receipt of solely Class 7 or Class 8 Shares as a result of a Termination Conversion.

Additional Reporting as a result of the Proposal

Each Participant holding Class 5 and Class 6 Shares may be subject to different and/or additional information reporting requirements for U.S. federal income tax purposes. PCL is currently exploring these requirements and will furnish a summary of certain information reporting considerations to all Participants. Because additional information reporting requirements will, however, depend on each individual Participant’s specific circumstances, each Participant should consult his or her own U.S. federal income tax advisor.

b)	Canadian Federal Income Tax Consequences

Qualifications

The following discussion summarizes the principal Canadian federal income tax considerations of the plan of arrangement generally applicable to Participants who, for purposes of the Income Tax Act (Canada) (the “Canadian Act”) and at all relevant times, are resident in the United States, who hold their Class 1 and Class 3 Shares, and will hold their Class 5 and Class 6 Shares as capital property.

The following discussion is based upon the provisions of the Canadian Act, the regulations thereunder (the “Canadian Regulations”), and the provisions of the Canada-U.S. Tax Convention (the “Treaty”) in force as of the date hereof and an understanding of the publicly available administrative policies and assessing practices of the Canada Revenue Agency (the “CRA”) published prior to the date hereof. The following discussion also takes into account all specific proposals to amend the Canadian Act, the Canadian Regulations and the Treaty which have been publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (“Proposed Amendments”). There can be no assurance that the Proposed Amendments will be enacted in their current form or at all, or that the CRA will not change its administrative policies and assessing practices. The following discussion does not otherwise take into account or anticipate any changes in law, whether by legislative, governmental or judicial actions. These authorities are subject to change, retroactively and/or prospectively, and any such changes could have an effect on the following discussion and may result in incremental taxes, interest or penalties.

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The following discussion is a general description of the Canadian federal income tax considerations of the plan of arrangement generally applicable to Participants and is not intended, nor should it be construed as being, legal or tax advice for any specific person. Each Participant is urged to contact their own tax advisor as to the tax consequences of the plan of arrangement (including provincial, local or foreign laws and of changes in applicable tax laws).

Advice

Treatment of the Plan

The Plan will be a contractual arrangement under which the Administrator will hold record title to the Class 5 and Class 6 Shares as bare trustee and agent for the Participants, who will be beneficial owners of the Shares. The Administrator will act on the direction of Participants.

Amendment of Class 1 and Class 3 Shares

The amendment of the Class 1 and Class 3 Shares to make these shares convertible into the new Class 5 and Class 6 Shares at PCLEH’s discretion should not result in a gain or loss for Canadian federal income tax purposes by any owner of Class 1 and Class 3 Shares as the amendment should not result in a disposition of the Shares.

Conversion of Amended Class 1 and Class 3 Shares into Class 5 and Class 6 Shares

The conversion of Class 1 and Class 3 Shares of PCLEH into the new Class 5 and Class 6 Shares of PCLEH should not result in a gain or loss for Canadian federal income tax purposes to any owner of Class 1 and Class 3 Shares. While the conversion may be treated as a disposition, the Canadian Act provides that the proceeds from the disposition equals the cost of the Shares where there is a reorganization of the capital of a company. Additionally, shareholders will not be required to notify CRA of the conversion.

Tax Attributes of Class 5 and Class 6 Shares

Each Participant will be treated for Canadian federal income tax purposes as the beneficial owner of the Class 5 and Class 6 Shares held by the Administrator. Accordingly, a Participant’s tax basis in Class 5 and Class 6 Shares received by such Participant upon conversion of the Participant’s amended Class 1 and Class 3 Shares will be the same as such Participant’s tax basis in the Participant’s existing Class 1 and Class 3 Shares.

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Dividend Payments on and Redemptions of Class 5 and Class 6 Shares

Dividend payments on and redemptions of the Participant’s Class 5 and Class 6 Shares will be treated in the same manner for Canadian federal income tax purposes as dividend payments on and redemptions of such Participant’s existing Class 1 and Class 3 Shares.

Subsequent Acquisitions of Plan Interests

A subsequent acquisition of Class 5 or Class 6 Shares in the name of the Administrator for the benefit of Participants will be treated for Canadian federal income tax purposes as if the Participants acquired the Class 5 or Class 6 Shares directly.

Pledging of Class 5 and Class 6 Shares as Security

The pledging of Class 5 and Class 6 Shares as security for a loan should have no Canadian federal income tax considerations.

Conversion Features of Class 5 and Class 6 Shares

Only employees of the PCL companies may hold Class 5 and Class 6 Shares. There are potential circumstances under which these Shares might come to be owned by a person other than a PCL employee. As a result, the Class 5 and Class 6 Shares contain a Termination Conversion whereby Class 5 and Class 6 shares are converted to Class 7 and Class 8 Shares. There should be no gain or loss recognized for Canadian federal income tax purposes upon such person’s receipt of Class 7 or Class 8 Shares solely as a result of a Termination Conversion.

Other Canadian Federal Income Tax Considerations

The Canadian federal income tax consequences relating to immigration to Canada by a U.S. Shareholder, emigration to the U.S. by a Canadian Shareholder, or cessation of employment with a PCL company should generally be the same to a beneficial owner of Class 5 and Class 6 Shares as it was to owners of Class 1 and Class 3 Shares. Each Participant should consult their own tax advisor to determine the Canadian federal income tax consequences pertaining to the Participant’s specific circumstances.

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